NO ACT

PO
1-10-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000148

DIVISION OF
CORPORATION FINANCE

February 1, 2013

Marc S. Levin
Dana Holding Corporation
marc.levin@dana.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-01-2013

Re: Dana Holding Corporation
Incoming letter dated January 10, 2013

Dear Mr. Levin:

This is in response to your letters dated January 10, 2013 and January 16, 2013 concerning the shareholder proposal submitted to Dana by John Chevedden. We also have received letters from the proponent dated January 14, 2013 and January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dana Holding Corporation
Incoming letter dated January 10, 2013

The proposal relates to executive compensation.

We are unable to concur in your view that Dana may exclude the proposal under rule 14a-8(e)(2). We note your representation that the deadline for submitting shareholder proposals for inclusion in Dana's proxy materials for its 2013 annual meeting pursuant to rule 14a-8 was November 15, 2012. We note, however, that this deadline was not disclosed in Dana's proxy materials for its 2012 annual meeting. Accordingly, we do not believe that Dana may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Dana may not have filed its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances, we do not waive the 80-day requirement.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Dana Holding Corporation
Corporate Offices
P.O. Box 1000
Maumee, Ohio 43537-7000
Tel: 419.887.5440 Fax: 419.887.5200
marc.levin@dana.com

Marc S. Levin
Senior Vice President, General Counsel and Secretary

January 16, 2013

BY EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Dana Holding Corporation (DAN)
Correspondence of Mr. John Chevedden
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

This letter to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission addresses the correspondence dated January 14, 2013 that the Staff received from Mr. John Chevedden (the "Proponent") (attached hereto as Exhibit A), regarding the Proponent's shareholder proposal submitted to Dana Holding Corporation (the "Company") on December 18, 2012.

The Proponent's shareholder proposal (the subject of our correspondence to the Staff dated January 10, 2013) was submitted more than one month past the November 15, 2012 deadline for submitting such proposals for inclusion in the Company's proxy materials, calculated as expressly specified in Rule 14a-8(e) of the Securities Exchange Act of 1934, as amended. As a frequent participant in the Rule 14a-8 shareholder proposal process, the Proponent should be well aware of the Rule 14a-8 deadline.

In his correspondence, the Proponent references the Company's advance notice bylaw deadline, which, as the Proponent should be aware, applies to proposals made outside of the Rule 14a-8 process.

The Company again respectfully submits that the Proponent has failed to meet the Rule 14a-8 deadline and requests that the Staff not recommend any action if the Company excludes the Proponent's shareholder proposal from its 2013 proxy materials.

If we can be of any further assistance, please contact the undersigned, at (419) 887-3000.

Very truly yours,

Marc S. Levin

Marc S. Levin

Senior Vice President, General Counsel and Secretary
Dana Holding Corporation

cc: John Chevedden
David S. Huntington

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Dana Holding Corporation (DAN)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2013 company request concerning this rule 14a-8 proposal.

The attached company letter to this proponent stated, in its last paragraph, that the deadline for rule 14a-8 proposals was January 24, 2013

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Marc S. Levin <Marc.Levin@dana.com>


DANA

Dana Holding Corporation
Corporate Offices
P.O. Box 1000
Maumee, Ohio 43537-7000
Tel: 419.887.3000 Fax: 419.887.3999
www.dana.com

November 16, 2012

VIA E-MAIL AND OVERNIGHT DELIVERY
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal Letter

Dear Mr. Chevedden:

I am in receipt of your correspondence dated October 28, 2012 regarding a proposed shareholder resolution to be considered at the 2013 Annual Shareholders Meeting of Dana Holding Corporation ("Dana"). We appreciate your interest in our company and desire to provide your views with respect to corporate governance. We encourage dialogue with all of our valued shareholders.

We have reviewed your proposed shareholder resolution. It is our view this resolution is unnecessary and encourage you to reconsider it. As you are aware, Dana does not maintain a shareholder rights plan nor are there any current intentions to implement one. Although our Board has not taken a position on the merits of shareholder rights plans, the purpose of such plans are to preserve shareholder value. Such plans preempt the use of coercive takeover tactics and promote positive shareholder returns. In particular, these plans

- Encourage potential acquirers to negotiate with a board before attempting an acquisition;
- Provide a board with adequate time to evaluate an offer;
- Strengthens a board's position to negotiate the most attractive acquisition offer possible; and
- Provides a board the opportunity to create alternatives that may further maximize shareholder value, preserve a company's long-term value and ensure all shareholders are treated fairly.

A shareholder rights plan is not intended to prevent a takeover of a company, nor does it change or diminish the fiduciary obligations of a board in considering a sale of the company. On the contrary, these plans strengthen the ability of a board to fulfill its fiduciary duties under state law and to obtain a higher value for shareholders. We believe it is important that our

Board maintain complete flexibility to act in the best interests of shareholders based on business conditions at the time. Accordingly, we oppose your proposal.

I also want to take this opportunity to correct a few statements contained in your proposal. First, Dana is committed to very strong corporate governance as demonstrated by maintaining 'best practices' in this area. Our Chairman and CEO roles remain separate. Our Chairman is not employed by Dana and has always been an independent member of our Board. Mr. Wood joined Dana as our CEO in April 2011 leaving a very successful career at Borg-Warner. Mr. Wood has never served as our Chairman. Mr. Wood negotiated with the Compensation Committee of our Board of Directors to become our CEO. Our Compensation Committee is comprised of all independent directors who negotiated a compensation package that was formed based on a review of the market and our peers. Your characterization is not accurate. Second, I would like to remind you that Dana maintains a two-tiered equity structure on account of our exit from bankruptcy in 2008. This structure allowed Dana to successfully emerge from bankruptcy during the financial crisis when there were minimal alternatives. Finally, Mr. Wallman is a highly-valued executive who brings a wealth of knowledge to Dana. His background in finance is an asset to our company. Given Mr. Wallman is retired, he has ample time to dedicate to Dana as well as to his other business interests. You should note that both ISS and Glass-Lewis have continually recommended votes "in favor" of Mr. Wallman since he joined our Board.

If you would still like to submit a shareholder proposal, please be aware you will need to submit your proposal no earlier than December 24, 2012 and no later than January 24, 2013. Importantly, such proposal must fully comply with SEC Rule 14a-8, as well as Dana's Restated Certificate of Incorporation, Bylaws and Shareholder Agreement. A summary of all requisite submissions and disclosures is provided on Pages 5 and 6 of our 2012 Proxy Statement.

Thank you again for your interest in Dana.

Sincerely,



Marc S. Levin
Senior Vice President, General Counsel and Secretary

cc: Joseph Muscari
Richard Wallman
Mark Gallogly
Roger Wood

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Dana Holding Corporation (DAN)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2013 company request concerning this rule 14a-8 proposal.

The attached November 16, 2012 company letter to this proponent stated, in its last paragraph (emphasis added):
"If you would still like to submit a shareholder proposal, please be aware you will need to submit your proposal no earlier than December 24, 2012 and no later than January 24, 2013. Importantly, *such proposal must fully comply with SEC Rule 14a-8*, as well as Dana's Restated Certificate of Incorporation, Bylaws and Shareholder Agreement."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Marc S. Levin <Marc.Levin@dana.com>



Dana Holding Corporation
Corporate Offices
P.O. Box 1000
Maumee, Ohio 43537-7000
Tel: 419.887.3000 Fax: 419.887.3999
www.dana.com

November 16, 2012

VIA E-MAIL AND OVERNIGHT DELIVERY
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal Letter

Dear Mr. Chevedden:

I am in receipt of your correspondence dated October 28, 2012 regarding a proposed shareholder resolution to be considered at the 2013 Annual Shareholders Meeting of Dana Holding Corporation ("Dana"). We appreciate your interest in our company and desire to provide your views with respect to corporate governance. We encourage dialogue with all of our valued shareholders.

We have reviewed your proposed shareholder resolution. It is our view this resolution is unnecessary and encourage you to reconsider it. As you are aware, Dana does not maintain a shareholder rights plan nor are there any current intentions to implement one. Although our Board has not taken a position on the merits of shareholder rights plans, the purpose of such plans are to preserve shareholder value. Such plans preempt the use of coercive takeover tactics and promote positive shareholder returns. In particular, these plans

- Encourage potential acquirers to negotiate with a board before attempting an acquisition;
- Provide a board with adequate time to evaluate an offer;
- Strengthens a board's position to negotiate the most attractive acquisition offer possible; and
- Provides a board the opportunity to create alternatives that may further maximize shareholder value, preserve a company's long-term value and ensure all shareholders are treated fairly.

A shareholder rights plan is not intended to prevent a takeover of a company, nor does it change or diminish the fiduciary obligations of a board in considering a sale of the company. On the contrary, these plans strengthen the ability of a board to fulfill its fiduciary duties under state law and to obtain a higher value for shareholders. We believe it is important that our

Board maintain complete flexibility to act in the best interests of shareholders based on business conditions at the time. Accordingly, we oppose your proposal.

I also want to take this opportunity to correct a few statements contained in your proposal. First, Dana is committed to very strong corporate governance as demonstrated by maintaining 'best practices' in this area. Our Chairman and CEO roles remain separate. Our Chairman is not employed by Dana and has always been an independent member of our Board. Mr. Wood joined Dana as our CEO in April 2011 leaving a very successful career at Borg-Warner. Mr. Wood has never served as our Chairman. Mr. Wood negotiated with the Compensation Committee of our Board of Directors to become our CEO. Our Compensation Committee is comprised of all independent directors who negotiated a compensation package that was formed based on a review of the market and our peers. Your characterization is not accurate. Second, I would like to remind you that Dana maintains a two-tiered equity structure on account of our exit from bankruptcy in 2008. This structure allowed Dana to successfully emerge from bankruptcy during the financial crisis when there were minimal alternatives. Finally, Mr. Wallman is a highly-valued executive who brings a wealth of knowledge to Dana. His background in finance is an asset to our company. Given Mr. Wallman is retired, he has ample time to dedicate to Dana as well as to his other business interests. You should note that both ISS and Glass-Lewis have continually recommended votes "in favor" of Mr. Wallman since he joined our Board.

If you would still like to submit a shareholder proposal, please be aware you will need to submit your proposal no earlier than December 24, 2012 and no later than January 24, 2013. Importantly, such proposal must fully comply with SEC Rule 14a-8, as well as Dana's Restated Certificate of Incorporation, Bylaws and Shareholder Agreement. A summary of all requisite submissions and disclosures is provided on Pages 5 and 6 of our 2012 Proxy Statement.

Thank you again for your interest in Dana.

Sincerely,



Marc S. Levin
Senior Vice President, General Counsel and
Secretary

cc: Joseph Muscari
Richard Wallman
Mark Gallogly
Roger Wood

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Dana Holding Corporation (DAN)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2013 company request concerning this rule 14a-8 proposal.

The attached company letter to this proponent stated, in its last paragraph, that the deadline for rule 14a-8 proposals was January 24, 2013

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Marc S. Levin <Marc.Levin@dana.com>



Dana Holding Corporation
Corporate Offices
P.O. Box 1000
Maumee, Ohio 43537-7000
Tel: 419.887.3000 Fax: 419.887.3999
www.dana.com

November 16, 2012

VIA E-MAIL AND OVERNIGHT DELIVERY
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal Letter

Dear Mr. Chevedden:

I am in receipt of your correspondence dated October 28, 2012 regarding a proposed shareholder resolution to be considered at the 2013 Annual Shareholders Meeting of Dana Holding Corporation ("Dana"). We appreciate your interest in our company and desire to provide your views with respect to corporate governance. We encourage dialogue with all of our valued shareholders.

We have reviewed your proposed shareholder resolution. It is our view this resolution is unnecessary and encourage you to reconsider it. As you are aware, Dana does not maintain a shareholder rights plan nor are there any current intentions to implement one. Although our Board has not taken a position on the merits of shareholder rights plans, the purpose of such plans are to preserve shareholder value. Such plans preempt the use of coercive takeover tactics and promote positive shareholder returns. In particular, these plans

- Encourage potential acquirers to negotiate with a board before attempting an acquisition;
- Provide a board with adequate time to evaluate an offer;
- Strengthens a board's position to negotiate the most attractive acquisition offer possible; and
- Provides a board the opportunity to create alternatives that may further maximize shareholder value, preserve a company's long-term value and ensure all shareholders are treated fairly.

A shareholder rights plan is not intended to prevent a takeover of a company, nor does it change or diminish the fiduciary obligations of a board in considering a sale of the company. On the contrary, these plans strengthen the ability of a board to fulfill its fiduciary duties under state law and to obtain a higher value for shareholders. We believe it is important that our

Board maintain complete flexibility to act in the best interests of shareholders based on business conditions at the time. Accordingly, we oppose your proposal.

I also want to take this opportunity to correct a few statements contained in your proposal. First, Dana is committed to very strong corporate governance as demonstrated by maintaining 'best practices' in this area. Our Chairman and CEO roles remain separate. Our Chairman is not employed by Dana and has always been an independent member of our Board. Mr. Wood joined Dana as our CEO in April 2011 leaving a very successful career at Borg-Warner. Mr. Wood has never served as our Chairman. Mr. Wood negotiated with the Compensation Committee of our Board of Directors to become our CEO. Our Compensation Committee is comprised of all independent directors who negotiated a compensation package that was formed based on a review of the market and our peers. Your characterization is not accurate. Second, I would like to remind you that Dana maintains a two-tiered equity structure on account of our exit from bankruptcy in 2008. This structure allowed Dana to successfully emerge from bankruptcy during the financial crisis when there were minimal alternatives. Finally, Mr. Wallman is a highly-valued executive who brings a wealth of knowledge to Dana. His background in finance is an asset to our company. Given Mr. Wallman is retired, he has ample time to dedicate to Dana as well as to his other business interests. You should note that both ISS and Glass-Lewis have continually recommended votes "in favor" of Mr. Wallman since he joined our Board.

If you would still like to submit a shareholder proposal, please be aware you will need to submit your proposal no earlier than December 24, 2012 and no later than January 24, 2013. Importantly, such proposal must fully comply with SEC Rule 14a-8, as well as Dana's Restated Certificate of Incorporation, Bylaws and Shareholder Agreement. A summary of all requisite submissions and disclosures is provided on Pages 5 and 6 of our 2012 Proxy Statement.

Thank you again for your interest in Dana.

Sincerely,



Marc S. Levin
Senior Vice President, General Counsel and Secretary

cc: Joseph Muscari
Richard Wallman
Mark Gallogly
Roger Wood



Dana Holding Corporation
Corporate Offices
P.O. Box 1000
Maumee, Ohio 43537-7000
Tel: 419.887.5440 Fax: 419.887.5200
marc.levin@dana.com

Marc S. Levin
Senior Vice President, General Counsel and Secretary

January 10, 2013

BY EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Dana Holding Corporation (DAN)
Shareholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that Dana Holding Corporation (the "Company") intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Shareholders the shareholder proposal and statements in support thereof (the "Proposal"), attached as Exhibit A, received from Mr. John Chevedden (the "Proponent").

Exclusion of the Proposal is sought on the basis that the Proposal was received at the Company's principal executive offices less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Therefore, the Proposal was not submitted to the Company by the requisite deadline specified by Rule 14a-8(e)(2). We hereby respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials on the basis of Rule 14a-8(f) because the Proponent did not adhere to applicable procedural requirements by failing to meet the deadline for submission of the Proposal pursuant to Rule 14a-8(e)(2).

ANALYSIS

Rule 14a-8(e)(2) establishes the method for a company to determine the relevant deadline for submission of shareholders proposals. Such proposals:

> "[M]ust be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

Based on Rule 14a-8(e)(2) and other guidance from the Staff (including as set forth in Staff Legal Bulletin No. 14), the deadline to submit shareholder proposals for inclusion in the Company's 2013 Proxy Materials expired on November 15, 2012 (*i.e.*, the date reached by counting 120 calendar days back from the one year anniversary of the March 15, 2012 release date of the Company's proxy statement for the 2012 Annual Meeting to its shareholders).

Rule 14a-8(f) permits a company to exclude a shareowner proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline." Staff Legal Bulletin No. 14G explains the Staff's position regarding determination of submission dates: "We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically." The Staff has previously strictly construed the relevant deadline, permitting exclusion of proposals from proxy materials where those proposals were received post-deadline. *See, e.g., Johnson & Johnson* (January 13, 2010) (concurring with exclusion of a proposal received one day post-deadline), *City National Corp.* (January 17, 2008) (also concurring with a proposal received one day post-deadline), and *Alcoa Inc.* (January 12, 2009) (concurring with a proposal received four days post-deadline).

The Company received the submission by email from the Proponent on December 18, 2012, and thus the submission was received at the Company's principal executive officers well past the November 15, 2012 deadline for submissions pursuant to Rule 14a-8(e)(2). The Proposal itself is dated December 18, 2012 (notwithstanding that the Proponent attached an earlier dated cover letter from an unrelated correspondence). In view of the foregoing analysis, the Company submits that it may exclude the Proposal from the 2013 Proxy Materials under the Act.

REQUEST FOR WAIVER

The Company also notes that Rule 14a-8(j) provides that if a company seeks to exclude a proposal from its proxy materials, it is required to file its reasons with the Commission no later than 80 calendar days before it files a definitive proxy statement and form of proxy with the Commission. However, the Staff may permit a company to make a later submission if the company demonstrates "good cause" for missing the deadline.

In this case, the Company was not made aware of the substance of the Proposal prior to December 18, 2012. While the Company has not yet determined the date on which it will file its definitive proxy statement for 2013, the 80-day deadline would have fallen on Christmas Day, December 25, 2012, based on last year's proxy filing date of March 15, 2012. This deadline would have provided insufficient time for the Company to review the Proposal thoroughly and prepare and submit its reasons for exclusion of the Proposal. The Company notes that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline has passed" (Staff Legal Bulletin No. 14B (September 15, 2004)). Frequently, "good cause" is satisfied in situations where the Company has been unable to satisfy the 80-day requirement due to untimely submission of a proposal. *See, e.g., Merck & Co., Inc.* (May 4, 2010) and *Altria Group Inc.*, (April 2, 2010).

The Company respectfully requests that the Staff accept that "good cause" is therefore satisfied, and that a waiver of the 80-day requirement is appropriate under Rule 14a-8(j).

The Company further notes that it is simultaneously providing the Proponent with a copy of this submission as required by Rule 14a-8(j).

CONCLUSION

Based upon the foregoing reasons and analysis, we respectfully request that the Staff not recommend any action if the Company excludes the Proposal from its 2013 Proxy Materials. In addition, given the timing of the Proposal, we respectfully request that the Staff also grant a waiver of Rule 14a-8(j) under the Act.

Should the Staff disagree with any of our above conclusions, or require any additional information, we would appreciate an opportunity to address these issues, prior to determination of the Staff's final position and issuance of its response.

Shareholder proponents are required to send companies a copy of any correspondence submitted to the Commission or the Staff. Accordingly, we inform the Proponent that, in the event he elects to submit additional correspondence in relation to the Proposal, a copy should be provided simultaneously to the Company, pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

If we can be of any further assistance, please contact the undersigned, at (419) 887-3000.

Very truly yours,



Marc S. Levin

Senior Vice President, General Counsel and Secretary
Dana Holding Corporation

cc: John Chevedden
David S. Huntington

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Keith E. Wandell
Chairman of the Board
Dana Holding Corporation (DAN)
3939 Technology Dr
Maumee OH 43537
Phone: 419 887-3000
Fax: 419 887-5200 419 887-5200

REVISED DEC. 18, 2012
REVISED DEC. 27, 2012

Dear Mr. Wandell,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 25, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Marc S. Levin <marc.levin@dana.com>
Corporate Secretary
Marc S. Levin <InvestorRelations@dana.com>

[DAN: Rule 14a-8 Proposal, December 18, 2012, revised December 27, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

It may be helpful to consider this proposal in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern about our takeover defenses and our executive pay – $10 million for our Chairman/CEO Roger Wood. Perhaps Mr. Wood's $10 million was in part due to our having two CEOs on our executive pay committee. We also did not have an independent Board Chairman or a Lead Director.

We had a multiple class stock structure in which owners of our company's common stock had one vote per share and owners of Series A and Series B preferred stock had the entitlement to 8-votes per share.

Richard Wallman was negatively flagged by GMI due to his involvement with the bankruptcies of Hayes Lemmerz International and Lear Corporation, which incidentally happened in the same year – which should have been a wake-up call. This apparently qualified Mr. Wallman to be one of the three directors on our audit committee. Mr. Wallman was also potentially overextended with seats on six boards which further led to seats on 6 board committees. Mr. Wallman received by far our highest negative votes.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***